  Exhibit 99.1
BC FORM 51-102F3
MATERIAL CHANGE REPORT

UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

ITEM 1.
NAME AND ADDRESS OF COMPANY

Prophecy Development Corp.
Suite 1610 – 409 Granville Street
Vancouver, BC V6C 1T2

ITEM 2.
DATE OF MATERIAL CHANGE

November 4, 2019

ITEM 3.
NEWS RELEASE

The news release dated November 4, 2019 was disseminated through ACCESSWIRE Canada Ltd. and filed on SEDAR on November 4, 2019.

ITEM 4.
SUMMARY OF MATERIAL CHANGE

Prophecy Development Corp. (the “Company”) announced the appointment of Ron Clayton as an independent Director of the Company, effective November 4, 2019.

ITEM 5.
FULL DESCRIPTION OF MATERIAL CHANGE

Please see the news release dated November 4, 2019, which is available for review under the Company’s SEDAR profile at www.SEDAR.com.

ITEM 6.
RELIANCE ON SUBSECTION 7.1(2) OR 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.
OMITTED INFORMATION

None.

ITEM 8.
SENIOR OFFICER

Contact:          Rocio Echegaray, Corporate Secretary
Telephone:      (604) 569-3661
Email:              rechegaray@prophecydev.com

ITEM 9.
DATE OF REPORT

November 4, 2019